UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2025

Commission File Number: 001-42183

QMMM Holdings Ltd.

(Registrant’s Name)

Unit 1301, Block C, Sea View Estate, 8 Watson Road Tin Hau, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On June 20, 2025, QMMM Holdings Limited (the “Company”) entered into Securities Purchase Agreements (the “Securities Purchase Agreements”) with several investors named therein (the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a best effort offering (the “Offering”), a total of 40,000,000 Class A Ordinary Shares of par value $0.0001 per share (the “Class A Ordinary Shares”) at the price of $0.2 per Class A Ordinary Share. The Securities Purchase Agreement contains customary representations and warranties and agreements of the Company and the Purchasers and customary indemnification rights and obligations of the parties. The Offering was closed on June 23, 2025.

The Class A Ordinary Shares were offered pursuant to a registration statement on Form F-1, as amended (Registration No. 333-287066, “Form F-1”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 8, 2025. The Form F-1 was declared effective on June 20, 2025. The final prospectus was filed on June 20, 2025.

Pacific Century Securities LLC and Revere Securities LLC acted as the co-placement agents (the “Placement Agents”) in the Offering pursuant to a Placement Agency Agreement dated June 20, 2025, by and between the Company and Pacific Century Securities LLC. The Company agreed to pay the Placement Agents a cash fee equal to 6.0% of the gross proceeds raised in the Offering. The Company also agreed to (i) reimburse the Placement Agents for certain expenses; and (ii) provide a non-accountable expense allowance equal to 1% of the gross proceeds raised in the Offering payable to the Placement Agents. The Placement Agency Agreement contains customary conditions to closing, representations and warranties of the Company, and termination rights of the parties, as well as certain indemnification obligations of the Company and ongoing covenants for the Company.

The Company intends to use the net proceeds of this offering primarily for potential investments and/or horizontal acquisition of human resources solution providers and general administration and working capital purposes.

The foregoing description of the Placement Agency Agreement and the Securities Purchase Agreements qualified in their entirety by reference to the full text of the Placement Agency Agreement and the form of Securities Purchase Agreements, which are attached hereto as Exhibit 10.1 and 10.2, respectively, to this Report of Foreign Private Issuer on Form 6-K (this “Report”), and which are incorporated herein in their entirety by reference.

Pursuant to the Offering, on June 20, 2025, the Company issued a press release announcing the pricing of the Offering. A copy of the press release announcing the pricing of the Offering is furnished as Exhibit 99.1 hereto. On June 23, 2025, the Company issued a press release announcing the closing of the Offering. A copy of the press release announcing the closing of the Offering is furnished as Exhibit 99.2 hereto.

This Report contains forward-looking statements. Forward-looking statements include, but are not limited to, statements that express our intentions, beliefs, expectations, strategies, predictions or any other statements related to our future activities, future events or conditions. These statements are based on current expectations, estimates and projections about the Company’s business based, in part, on assumptions made by management. These statements are not guarantees of future performances and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in the forward-looking statements due to numerous factors, including those risks discussed in the Registration Statement, and in other documents the Company files from time to time with the Commission. Any forward-looking statements speak only by the date on which they are made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date of this Report, except as required by law.

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EXHIBITS INDEX

Exhibit No.	Description
10.1*	Placement Agency Agreement
10.2*	Form of Securities Purchase Agreement
99.1	Pricing Press Release
99.2	Closing Press Release

*	previously filed

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QMMM Holdings Ltd.

Date: June 23, 2025	By:	/s/ Bun Kwai
	Name:	Bun Kwai
	Title:	Chief Executive Officer

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